2005 — 5

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period commencing June 1, 2005 through July 14, 2005

KONINKLIJKE PHILIPS ELECTRONICS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips Electronics

(Translation of registrant’s name into English)

The Netherlands
(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☑

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

A. Westerlaken
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam — The Netherlands

Report on the performance of the Philips Group
Philips Group
Medical Systems
Domestic Appliances and Personal Care
Consumer Electronics
Lighting
Semiconductors
Other Activities
Unallocated
LG.Philips Displays joint venture (100%)
Highlights in the 1st six months
Other information
Outlook
Consolidated statements of income
Consolidated balance sheets and additional ratios
Consolidated statements of cash flows*
Consolidated statement of changes in stockholders’ equity
Product sectors
Product sectors and main countries
Pension costs
Consolidated statements of income in accordance with IFRS
Consolidated balance sheets and additional ratios in accordance with IFRS
Reconciliation from US GAAP to IFRS
Reconciliation of non-US GAAP performance measures
Philips quarterly statistics
Philips CEO updates market at Credit Suisse First Boston Conference
Philips announces divestment of Philips Aerospace to Italian Avio group
Philips reviews performance and growth plans of its Medical Systems business at financial analyst meeting
Philips and TPV entered into definitive agreement to create world’s leading display manufacturer
TSMC announcement of filing of ROC SFB and US SEC registration statement enables Philips and Taiwan Development Fund to offer American shares of TSMC
Philips to acquire healthcare IT company Stentor Inc.
Philips intends to sell LG.Philips LCD shares
Philips sells its remaining stake in Atos Origin

This report comprises (i) a copy of the Quarterly Report of the Philips Group for the three months ended June 30, 2005, dated July 18, 2005, and (ii) a copy of each of following press releases entitled:

–	“Philips CEO updates market at Credit Suisse First Boston Conference”, dated June 2, 2005;

–	“Philips announces divestment of Philips Aerospace to Italian Avio group”, dated June 2, 2005;

–	“Philips reviews performance and growth plans of its Medical Systems business at financial analyst meeting”, dated June 15, 2005;

–	“Philips and TVP entered into definitive agreement to create world’s leading display manufacturer”, dated June 16, 2005;

–	“TSMC announcement of filing ROC SFB and US SEC registration statement enables Philips and Taiwan Development Fund to offer American shares of TSMC”, dated July 5, 2005;

–	“Philips to acquire healthcare IT company Stentor Inc”, dated July 6, 2005;

–	“Philips intends to sell LG.Philips LCD shares”, dated July 8, 2005; and

–	“Philips sells its remaining stake in Atos Origin”, dated July 14, 2005.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 18th day of July 2005.

KONINKLIJKE PHILIPS ELECTRONICS N.V.

/s/ G.J. Kleisterlee

(President,
Chairman of the Board of Management)

/s/ P.J. Sivignon

(Vice-Chairman of the Board of Management
and Chief Financial Officer)

Report on the performance of the Philips Group

Q2 Quarterly report
July 18, 2005

Forward-looking statements

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items (including, but not limited to, cost savings), in particular the outlook paragraph in this report.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, changes in law, the performance of the financial markets, pension costs, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in exchange and interest rates (in particular changes in the euro and the US dollar can materially affect results), changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technological changes, political and military developments in countries where Philips operates, the risk of a downturn in the semiconductor market, Philips’ ability to secure short-term profitability and invest in long-term growth in Lighting and product R&D in Medical Systems, and industry consolidation.

Statements regarding market share, including as to Philips’ competitive position, contained in this document are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of non-US GAAP information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-US GAAP financial measures. These non-US GAAP financial measures should not be viewed in isolation as alternatives to the equivalent US GAAP measure(s) and should be used in conjunction with the most directly comparable US GAAP measure(s). A discussion of the non-US GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) are contained in this document.

–	all amounts in millions of euros unless otherwise stated

–	the data included in this report are unaudited

–	financial reporting according to US GAAP unless otherwise stated

–	includes restatement of global brand campaign costs to Unallocated

Philips reports net income of EUR 983 million in the second quarter

Philips recorded net income of EUR 983 million (EUR 0.78 per share), compared with net income of EUR 616 million (EUR 0.48 per share) in the corresponding period of 2004. The EUR 367 million increase in net income was entirely attributable to the sale of NAVTEQ shares, which yielded a non-taxable gain of EUR 753 million.

Sales amounted to EUR 7,087 million, 3% lower than in Q2 2004. The weaker US dollar and dollar-related currencies, as well as various divestments, had a downward effect of 2%. On a comparable basis, sales decreased by 1%. Solid growth at Medical Systems and Lighting was offset by declines at Semiconductors and Mobile Display Systems (MDS).

Income from operations amounted to EUR 147 million, compared to EUR 356 million in the same period of 2004.

Financial income and expenses resulted in an expense of EUR 57 million, compared with an expense of EUR 65 million in Q2 2004. Income taxes included a EUR 109 million tax gain relating to a final agreement on prior-years tax settlements.

Unconsolidated companies contributed EUR 822 million to net income; this included the gain on the sale of NAVTEQ shares. Results from unconsolidated companies in Q2 2004 amounted to EUR 430 million, including a net license gain of EUR 99 million related to InterTrust Technologies Corp. LG.Philips LCD’s contribution to net income was EUR 10 million, compared to EUR 251 million in Q2 2004.

Cash flow from operating activities was an inflow of EUR 37 million, compared to an inflow of EUR 62 million in Q2 2004. Inventories as a percentage of sales amounted to 13.3%, compared to 12.5% in Q2 2004.

Gerard Kleisterlee,
Philips’ President and CEO:

“We continue to make steady progress in implementing our strategy by delivering on our management agenda. The quarter showed growth in both the revenue and profitability of our Medical Systems business; we also announced the first acquisition in this important field. In a weak consumer retail environment, we are seeing the benefits of our Business Renewal Program in Consumer Electronics. Weakness in the technology sector, however, continued to hamper our results.”

Philips Group

Highlights in the quarter

Net income

in millions of euros unless otherwise stated

	Q2	Q2
	2004	2005
Sales	7,280	7,087

Income from operations	356	147
as a % of sales	4.9	2.1
Financial income and expenses	(65)	(57)
Income taxes	(87)	83
Results unconsolidated companies	430	822
Minority interests	(18)	(12)

Net income	616	983
Per common share – basic	0.48	0.78

Net income

•	Net income amounted to EUR 983 million (EUR 0.78 per share) compared to EUR 616 million (EUR 0.48 per share) in the same period last year. A EUR 392 million increase in results from unconsolidated companies was partly offset by a EUR 209 million decrease in income from operations. The former was the net effect of the sale of NAVTEQ shares and EUR 241 million lower results at LG.Philips LCD. A EUR 109 million tax gain relating to a final agreement on prior-years tax settlements also contributed to the improved net income.

Sales by sector

in millions of euros unless otherwise stated

	Q2	Q2		% change
	2004	2005	nominal	comparable
Medical Systems	1,428	1,498	5	6
DAP	456	461	1	1
CE	2,288	2,259	(1)	(2)
Lighting	1,079	1,116	3	4
Semiconductors	1,161	1,088	(6)	(6)
Other Activities	868	665	(23)	(10)

Philips Group	7,280	7,087	(3)	(1)

Sales by sector

•	Nominal sales for the Group declined by 3% compared to Q2 2004. Adjusted for the 2% downward effect of (de)consolidations and of the US dollar and dollar-related currencies, comparable sales declined by 1%.

•	Comparable sales at Medical Systems increased by 6%. In particular, Ultrasound and Computed Tomography grew. Sales growth of 1% at Domestic Appliances and Personal Care (DAP) was driven by Oral Healthcare and Food & Beverage. A weakened consumer retail environment in Europe led to a 2% decline in comparable sales at Consumer Electronics (CE). Despite weak market demand for consumer applications, comparable sales at Lighting increased 4%. The sales decline at Semiconductors was spread across all businesses, as the cycle peaked during Q2 last year. The sales decline in Other Activities was largely due to MDS.

Sales per region

in millions of euros unless otherwise stated

	Q2	Q2		% change
	2004	2005	nominal	comparable
Europe/Africa	3,068	2,834	(8)	(6)
North America	1,826	1,848	1	4
Latin America	369	484	31	26
Asia Pacific	2,017	1,921	(5)	(2)

Philips Group	7,280	7,087	(3)	(1)

Sales per region

•	In Europe/Africa, comparable sales decreased by 6%, hampered by a weakened consumer retail environment in Western Europe. Sales decreased at CE and at DAP.

•	In North America, comparable sales increased by 4%, driven by Consumer Electronics and Medical Systems (excluding MedQuist), partly offset by a decline at DAP.

•	In Latin America, Brazil and Mexico were the main contributors to the higher sales.

•	In Asia Pacific, comparable sales declined by 2%. Lower sales at Semiconductors and MDS were only partially offset by the strong growth at Medical Systems and the solid growth at DAP and CE (excluding Licenses).

Income (loss) from operations by sector

in millions of euros unless otherwise stated

	Q2	Q2
	2004	2005
Medical Systems	132	157
DAP	46	44
CE	53	62
Lighting	135	120
Semiconductors	134	27
Other Activities	(46)	(71)
Unallocated	(98)	(192)

Philips Group	356	147
as a % of sales	4.9	2.1

Income from operations by sector

•	Income from operations for Q2 2005 was a profit of EUR 147 million, compared to a profit of EUR 356 million in the corresponding period last year. Restructuring and total impairment charges amounted to EUR 33 million, compared with EUR 50 million in Q2 2004. Pension costs amounted to EUR 66 million, compared to EUR 45 million in Q2 2004.

•	Income from operations at Medical Systems improved by EUR 25 million. The increase was driven by higher sales, a better product mix and productivity improvements. Q2 2004 income from operations included a EUR 14 million impairment charge for MedQuist.

•	Income from operations at DAP amounted to EUR 44 million, or 9.5% of sales. Despite weakened retail markets, margins were maintained at the level of Q2 2004.

•	Income from operations of the operational businesses of CE was a profit of EUR 6 million, EUR 40 million better than in Q2 2004, driven by Home Entertainment Networks and lower restructuring charges. At EUR 56 million, income from operations at Licenses was EUR 31 million lower than in Q2 2004, mainly due to lower past-use income.

•	Income from operations at Lighting was EUR 15 million lower than in Q2 2004. The reduction was predominantly attributable to additional R&D for innovative products.

•	Results at Semiconductors were mainly impacted by the 6% decline in sales coupled with higher costs.

•	The investments in the global brand and higher overhead and pension costs were the main reasons for the increased losses at Unallocated.

Financial income and expenses

in millions of euros

	Q2	Q2
	2004	2005
Interest expenses (net)	(64)	(57)

Income from non-current financial assets	—	2

Other	(1)	(2)

Total	(65)	(57)

Financial income and expenses

•	Financial income and expenses were EUR 8 million lower than in Q2 2004 due to the lower net debt position.

Results unconsolidated companies

in millions of euros

	Q2	Q2
	2004	2005
LG.Philips LCD	251	10

LG.Philips Displays	5	(11)

Gain on sale of NAVTEQ shares	—	753

Net license gain relating to InterTrust Technologies Corp	99	—

Others	75	70

Total	430	822

Results relating to unconsolidated companies

•	Results relating to unconsolidated companies in Q2 2005 were EUR 392 million higher than in Q2 2004, positively impacted by a gain of EUR 753 million on the sale of NAVTEQ shares. The gain related to the sale of the remaining 30 million shares of common stock in NAVTEQ Corporation and the execution in full of the over-allotment option.

•	LG.Philips LCD contributed EUR 241 million less to the results than in Q2 2004.

Cash balance

in millions of euros

	Q2	Q2
	2004	2005
Beginning balance	3,105	3,210

Net cash from operating activities	62	37
Gross capital expenditures	(350)	(221)
Acquisitions/divestments	(40)	920
Other cash from investing activities	83	(11)
Dividend paid	(460)	(504)
Changes in debt/other	34	(426)

Ending balance	2,434	3,005

Cash balance

•	The cash position declined by EUR 205 million in Q2 2005.

•	Proceeds from the sale of NAVTEQ shares amounted to EUR 932 million.

•	A dividend of EUR 0.40 per share was paid in respect of the financial year 2004 following the approval of the General Meeting of Shareholders on March 31, 2005, resulting in a total cash outflow of EUR 504 million.

•	In connection with the share repurchase program, a cash amount of EUR 248 million was used for capital reduction, while EUR 73 million was used to hedge long-term incentive and employee stock purchase programs. The EUR 750 million share repurchase program was completed at the end of Q2 2005.

•	Debt decreased by EUR 197 million, mainly due to the repayment of a short-term bond.

Cash flows from operating activities

•	Cash inflow from operating activities amounted to EUR 37 million, compared to an inflow of EUR 62 million in Q2 2004.

Gross capital expenditures

•	Compared to Q2 2004, gross capital expenditures were reduced by EUR 129 million, mainly at Semiconductors. Capital expenditures increased at Lighting and DAP.

•	Gross capital expenditures totaled EUR 85 million at Semiconductors and EUR 43 million at Lighting.

Inventories

•	Inventories as a percentage of sales amounted to 13.3%, 0.8 percentage points above the level of Q2 2004.

•	Triggered by the weak consumer retail environment that became evident during the quarter, corrective actions have already been taken to reduce inventory levels.

Net debt and group equity

•	During the quarter, net debt increased by EUR 174 million. Cash needed for working capital, together with the cash outflows of EUR 321 million and EUR 504 million for the share repurchase program and the dividend payment respectively, more than offset the EUR 932 million cash inflow from the sale of NAVTEQ shares.

•	Compared to Q1 2005, group equity increased by EUR 1,201 million. This increase was largely due to the net income of EUR 983 million and positive translation differences of EUR 541 million, partly offset by the EUR 321 million used for the share repurchase program.

Employment

•	The number of employees at the end of Q2 was 159,709. Adjusted for the decrease of 99 in connection with the deconsolidation of Philips Aerospace under Corporate Investments (Other Activities), the actual decrease during Q2 was 1,049.

•	Semiconductors and Medical Systems posted an increase in the number of employees in Q2 2005. Declines at Lighting and Other Activities more than offset this increase.

Medical Systems

Medical Systems: key data

in millions of euros unless otherwise stated

	Q2	Q2
	2004	2005
Sales	1,428	1,498
Sales growth
% nominal	(1)	5
% comparable	3	6

Income from operations	132	157
as a % of sales	9.2	10.5

Net operating capital (NOC)	3,763	3,287

Number of employees (FTEs)	30,155	30,965

Business highlights

•	Philips announced the acquisition of California-based Stentor Inc. – a leading provider of picture archiving and communication systems (PACS).

•	Philips and the Dutch healthcare insurance provider Zilveren Kruis Achmea launched Europe’s first pilot study of a broadband-based home telemonitoring system called Motiva.

•	Philips installed the medical equipment market’s first hybrid SPECT/CT imaging systems at Johns Hopkins Hospital in Baltimore, Maryland and Lenox Hospital in New York City.

•	Frost & Sullivan gave Philips the 2005 Business Development Strategy Leadership Award and the 2005 Product Leadership Award for its HeartStart defibrillator.

Financial performance

•	The positive trend in order intake continued in Q2 with 8% comparable growth in equipment orders.

•	Nominal sales grew by 5% and comparable sales by 6% compared with Q2 2004, driven by all regions and businesses except MedQuist. Double-digit growth was visible in Ultrasound and Computed Tomography, mainly due to the successful introduction of innovative products.

•	Income from operations, excluding MedQuist, improved by EUR 22 million, driven mainly by higher sales, a better product mix and productivity improvements. Compared to Q2 2004, operational income at MedQuist decreased by EUR 11 million due to higher costs, including legal fees relating to the billing investigation. MedQuist’s income from operations in Q2 2004 included a goodwill impairment charge of EUR 14 million.

Looking ahead

•	With its steadily growing order book, Medical Systems aims to further increase its market share across all businesses while maintaining its focus on innovation and operational improvements.

Domestic Appliances and Personal Care

DAP: key data

in millions of euros unless otherwise stated

	Q2	Q2
	2004	2005
Sales	456	461
Sales growth
% nominal	0	1
% comparable	2	1

Income from operations	46	44
as a % of sales	10.1	9.5

Net operating capital (NOC)	528	511

Number of employees (FTEs)	8,301	8,510

Business highlights

•	In the United Kingdom, Philips introduced “Philips Bodygroom” – the first all-in-one all-over body shaver & trimmer for men.

•	Philips started the rollout of the Senseo coffee maker in Asian markets.

Financial performance

•	Sales increased by 1% compared to Q2 2004, on both a nominal and comparable basis. Comparable sales growth was driven by Oral Healthcare (IntelliClean) and Food & Beverage (Senseo coffee machine and food appliances). On a regional basis, sales in Western Europe and North America declined due to a weakened consumer retail environment, while Latin America and China contributed strongly to sales growth.

•	Income from operations amounted to EUR 44 million, or 9.5% of sales. Despite weakened retail markets, margins were maintained at the level of Q2 2004.

•	The impact of the increase in advertising and promotion costs compared to Q1 2005 was not sufficient to compensate weak demand in certain markets.

•	Net operating capital decreased by EUR 17 million, mainly driven by a reduction in fixed assets and improvements in supply chain management.

Looking ahead

•	The focus will remain on launching innovative products, extending alliances and expanding retail channels into emerging markets.

•	Demand in Western Europe and North America is expected to remain weak. Retail channels appear somewhat overstocked in certain product categories.

Consumer Electronics

Consumer Electronics: key data

in millions of euros unless otherwise stated

	Q2	Q2
	2004	2005
Sales	2,288	2,259
Sales growth
% nominal	16	(1)
% comparable	19	(2)

Income from operations	53	62
as a % of sales	2.3	2.7

Net operating capital (NOC)	133	232

Number of employees (FTEs)	17,716	16,746

Business highlights

•	WalMart named Philips “International Supplier of the Year” due to a significant improvement in the consumer electronics business at its Sam’s stores in the United States in 2004.

•	Philips won an IDEA Award for the Ambilight Flat TV in Business Week’s 2005 Industrial Design Excellence Awards.

•	Hong Kong’s Business Environment Council gave Eco-Product Awards to three portable Philips products.

Financial performance

•	Sales amounted to EUR 2,259 million, a decline of 2% on a comparable basis. Both Connected Displays and Home Entertainment Networks posted comparable growth while Licenses recorded a decline in sales. North America (aided by favorable performance in Flat TV) and Latin America posted strong sales. In Europe, sales were hampered by a weakened consumer retail environment.

•	Licenses’ income from operations amounted to EUR 56 million (including EUR 16 million for past use), which is EUR 31 million lower than in Q2 2004, mainly due to lower past-use income.

•	Income from operations (excluding Licenses) was EUR 6 million, an improvement of EUR 40 million on Q2 2004. The increase was mainly driven by a better performance of Home Entertainment Networks and lower restructuring charges. Restructuring charges amounted to EUR 8 million in Q2 2005 compared to EUR 18 million in Q2 2004.

Looking ahead

•	The agreement with TPV Technology Limited is expected to be closed in Q3 2005.

•	Demand in Europe is expected to remain weak. Retail channels appear somewhat overstocked, predominantly with B and C brands.

•	In connection with the Business Renewal Program, restructuring charges of approximately EUR 40 million and EUR 20 million are expected in Q3 and Q4 respectively.

•	In spite of weak markets, CE (including Licenses) is on track to achieve its profitability target of 4 – 4.5% by the end of 2005.

Lighting

Lighting: key data

in millions of euros unless otherwise stated

	Q2	Q2
	2004	2005
Sales	1,079	1,116
Sales growth
% nominal	4	3
% comparable	7	4

Income from operations	135	120
as a % of sales	12.5	10.8

Net operating capital (NOC)	1,641	1,702

Number of employees (FTEs)	44,516	42,977

Business highlights

•	Philips announced a EUR 40 million investment at its global competence center for fluorescent lighting in Roosendaal, the Netherlands. This sum is to be invested in LCD backlighting technology, which is used to improve the picture quality of LCD widescreen televisions.

•	Philips and German company Novaleds achieved a new efficiency record for high-brightness white OLEDs (Organic Light-Emitting Diodes) – a new solid-state lighting technology incorporating organic materials to create a diffuse, adaptable lighting environment.

•	In four major European countries, Philips launched a marketing campaign focused on Dynamic Lighting – a new concept in office lighting designed to enhance well-being, motivation and performance in an office setting.

Financial performance

•	On a comparable basis, sales increased 4%, led by Lamps and Luminaires. Automotive, Special Lighting & UHP, suffering from a weakened market for consumer applications in North America, posted a 2% decline on a comparable basis. All regions showed comparable sales growth except North America.

•	Income from operations totaled EUR 120 million, a decrease of EUR 15 million compared with Q2 2004. The decrease was mainly attributable to additional R&D expenditure for LCD backlighting and solid-state lighting technologies.

Looking ahead

•	Markets for consumer applications in North America are expected to remain weak.

•	Strict cost control and optimization of supply chain management will remain a priority.

•	The division will continue to invest in innovative sectors via increased R&D and capital expenditures for solid-state lighting and LCD backlighting.

Semiconductors

Semiconductors: key data

in millions of euros unless otherwise stated

	Q2	Q2
	2004	2005
Sales	1,161	1,088
Sales growth
% nominal	32	(6)
% comparable	32	(6)

Income from operations	134	27
as a % of sales	11.5	2.5

Net operating capital (NOC)	3,034	2,629

Number of employees (FTEs)	33,448	35,682

Business highlights

•	The German government selected Philips to provide contactless smart-card chips for use in the country’s smart passports.

•	Philips reaches milestone – 15 million digital tuner chips sold worldwide for set-top boxes and digital television. This represents over 30% of the total number of tuner chips sold worldwide since 2003.

•	Semiconductors businesses regrouped into four units – Automotive & Identification, Mobile & Personal, Home and MultiMarket Semiconductors – to strengthen the division’s customer orientation and respond to customer needs more effectively.

•	Philips and Microsoft announced a set of long-term non-exclusive agreements to facilitate the seamless flow of digital entertainment content between Windows®-based PCs and products equipped with Philips’ Nexperia® semiconductors.

Financial performance

•	Sales declined by 6% on both a nominal and comparable basis, as the last cycle peaked in Q2 2004. Sequentially, sales grew by 3% in US dollar terms.

•	At 1.00, the book-to-bill ratio at the end of Q2 was virtually unchanged from 1.01 at the end of Q1.

•	The utilization rate improved slightly from 75% in Q1 2005 to 77% in Q2, compared with 99% in Q2 2004.

•	The lower income from operations compared to Q2 2004 is attributable to lower sales activity, lower margins and a lower build-up of inventories, coupled with higher costs.

•	Compared to Q1 2005, income from operations was positively impacted by the higher sales activity and the stronger dollar.

Looking ahead

•	Mid-single-digit sequential growth in sales (in US dollar terms) is expected in Q3 2005.

Other Activities

Other Activities: key data

in millions of euros unless otherwise stated

	Q2	Q2
	2004	2005
Sales	868	665
Sales growth
% nominal	18	(23)
% comparable	18	(10)

IFO Corporate Technology	(75)	(44)
IFO Corp. Investments and others	29	(27)

Income (loss) from operations	(46)	(71)
as a % of sales	(5.3)	(10.7)

Net operating capital (NOC)	359	711

Number of employees (FTEs)	28,823	22,329

Business highlights

•	Philips received four IDEA design awards from Business Week – one Gold award, two Silver and one Bronze – in particular for its Ambient Experience medical suite.

•	In China, Philips concluded its 120th DVD video player patent license agreement and its 20th DVD video recorder patent license agreement, signs of China’s growing success in the global DVD market.

•	The New York Intellectual Property Law Association (NYIPLA) named Philips researchers Dr Karen Trovato and Dr Leo Dorst “2005 Inventor of the Year” for their algorithm that optimizes computerized route-planning.

Financial performance Corporate Technology

•	Corporate Technology’s income from operations improved by EUR 31 million compared with Q2 2004. Lower R&D spending, coupled with some incidentals, positively impacted the result, partly offset by restructuring charges of EUR 9 million.

Financial performance Corp. Investments/others

•	Corporate Investments’ income from operations deteriorated compared to Q2 2004 due to lower results for the operational businesses and restructuring charges of EUR 9 million.

•	Comparable sales at MDS declined 36% compared to Q2 2004, resulting in a loss from operations.

•	The income from operations of Optical Storage was impacted by high price pressure and additional license costs.

•	The deconsolidation of NAVTEQ also reduced income compared to Q2 2004.

Looking ahead

•	In Corporate Investments and MDS, sales are expected to remain under pressure in Q3 2005.

•	Restructuring charges of approximately EUR 15 million are expected in Q3 2005.

Unallocated

Unallocated: key data

in millions of euros unless otherwise stated

	Q2	Q2
	2004	2005
Corporate and regional overheads	(74)	(87)

Pensions/postretirement benefit costs	(24)	(36)

Global brand campaign	—	(69)

Income (loss) from operations	(98)	(192)

Number of employees (FTEs)	2,656	2,500

Business highlights

•	In India, Philips launched the DISHA project to make technology innovations in healthcare and lifestyle accessible and affordable to the less privileged.

•	Philips launched the second wave of its global brand campaign, which was extended to include Brazil, Spain, India and Russia.

Financial performance

•	For the sake of transparency, the total spend of the Philips Group related to the global brand campaign is now being reported under “Global brand campaign”. The financials for the product divisions in Q3 and Q4 2004 have been restated accordingly.

•	In Q2 2005 corporate and regional overheads income from operations included higher investments in projects enabling future cost reduction compared to Q2 2004 and Q1 2005.

•	Pension costs were EUR 12 million higher than in Q2 2004, mainly due to the release of an early-retirement provision in Q2 2004.

Looking ahead

•	Investments in the global brand are expected to be approximately EUR 20 million in Q3 2005.

LG.Philips Displays joint venture (100%)

LG.Philips Displays joint venture (100%)

in millions of euros unless otherwise stated

	Q2	Q2
	2004	2005
Sales	859	588
Sales growth
% nominal	10	(32)

Income (loss) from operations	46	(7)
as a % of sales	5.4	(1.2)

Net income (loss) (100%)	9	(22)

Net income (loss) (Philips share = 50%)	4	(11)

Net operating capital (NOC)	1,476	1,178

Number of employees (FTEs)	24,548	20,593

Financial performance

•	Sales declined by 32% compared to Q2 2004, mainly due to strong price erosion coupled with further market decline.

•	Restructuring charges totaled EUR 4 million, half the level of Q2 2004.

•	Philips’ share in the net loss was EUR 11 million, a decline of EUR 15 million compared to Q2 2004.

Looking ahead

•	Implications of the most recent market developments are being studied and could require additional restructuring programs.

Highlights in the 1st six months

The 1st six months of 2005

•	Net profit EUR 1,100 million

•	Comparable sales up 1%, driven by Medical Systems, Lighting and DAP

•	Income from operations EUR 340 million

•	Unconsolidated companies contributed EUR 844 million to net income

•	Net debt : group equity ratio 8:92

Net income

in millions of euros

	January-	January-	January-
	June	June	June
	2003	2004	2005
Sales	13,031	13,911	13,722

Income from operations	6	574	340
as a % of sales	0.0	4.1	2.5
Financial income and expenses	(162)	(131)	(105)
Income taxes	59	(133)	39
Results unconsolidated companies	84	887	844
Minority interests	(14)	(31)	(18)
Net income (loss)	(27)	1,166	1,100

Per common share – basic	(0.02)	0.91	0.87

Management summary

•	Net income was a profit of EUR 1,100 million, compared to EUR 1,166 million in the first half of 2004.

•	Sales amounted to EUR 13,722 million, 1% lower than in the same period last year. The weaker US dollar and dollar-related currencies, together with (de)consolidation changes (mainly NAVTEQ), had a downward effect of 2%. Consequently, comparable sales were 1% higher than in the corresponding period of 2004.

•	Comparable sales grew at Medical Systems (6%), Lighting (5%), DAP (5%) and CE (2%). This growth was partially offset by weaker sales at Semiconductors and MDS.

•	Income from operations was a profit of EUR 340 million, compared to a profit of EUR 574 million in the same period last year. Restructuring and total impairment charges totaled EUR 78 million, compared to EUR 66 million in the first half of 2004. Pension costs amounted to EUR 125 million, compared to EUR 177 million in the same period last year.

•	Unconsolidated companies contributed EUR 844 million to net income, compared to EUR 887 million in the first six months of 2004. The sale of NAVTEQ shares contributed EUR 753 million to net income, while the results of LG.Philips LCD were EUR 490 million lower than in the corresponding period of last year. Q2 2004 also included a net license gain of EUR 99 million related to InterTrust Technologies Corp. and a dilution gain of EUR 156 million on Philips’ participation in Atos Origin.

Other information

Subsequent event

Philips announced on July 14, 2005 that it has sold its remaining stake of approximately 10.3 million shares in Atos Origin. The transaction will provide Philips with proceeds of approximately EUR 550 million, and will result in a non-taxable gain of approximately EUR 190 million in the third quarter.

Prior to this transaction, Philips’ holding represented 15.4% of Atos Origin’s outstanding shares. Following this transaction, Philips no longer has a stake in Atos Origin.

Outlook

Outlook

We remain cautious as regards the business outlook for the immediate future. In many parts of the world, growth is slowing down. In Europe in particular, the consumer retail environment is weak, impacting our growth ambitions in the short term.

We expect that Medical Systems will continue to record solid performance improvements based on operational efficiency, innovation and a strong order intake. Defying adverse market conditions, Consumer Electronics remains on track to achieve its 4 – 4.5% profitability target by the end of the year. Despite softness in certain key markets, Lighting and DAP will continue to deliver solid performances and will grow through innovation. For Semiconductors, we do not expect to see any significant upturn in market conditions in the short term.

We will continue to focus on innovation across the group, and on products with higher margins in markets offering greater scope for growth. At the same time, we will step up our efforts to improve both our cost structure and supply chain management. We will sustain our investments in strengthening our brand, with a tightened focus to ensure maximum impact.

Amsterdam, July 18, 2005

Board of Management

Consolidated statements of income

all amounts in millions of euros unless otherwise stated

	2nd quarter		January to June
	2004	2005	2004	2005
Sales	7,280	7,087	13,911	13,722
Cost of sales	(4,842)	(4,784)	(9,280)	(9,278)

Gross margin	2,438	2,303	4,631	4,444

Selling expenses	(1,087)	(1,174)	(2,092)	(2,182)
General and administrative expenses	(331)	(331)	(692)	(638)
Research and development expenses	(654)	(642)	(1,268)	(1,262)
Impairment of goodwill	(14)	—	(14)	—
Restructuring and impairment charges	(36)	(33)	(52)	(78)
Other business income (expense)	40	24	61	56

Income from operations	356	147	574	340

Financial income and expenses	(65)	(57)	(131)	(105)

Income before taxes	291	90	443	235

Income tax (expense) benefit	(87)	83	(133)	39

Income after taxes	204	173	310	274

Results relating to unconsolidated companies, including a net dilution loss of EUR 24 million in the 2nd quarter of 2005 (gain of EUR 156 million in the 1st quarter of 2004)	430	822	887	844

Minority interests	(18)	(12)	(31)	(18)

Net income	616	983	1,166	1,100

Income from operations as a % of sales	4.9	2.1	4.1	2.5

Weighted average number of common shares outstanding (after deduction of treasury stock) during the period (in thousands):
• basic			1,280,034	1,265,804
• diluted			1,283,941	1,267,986

Net income per common share in euros:
• basic	0.48	0.78	0.91	0.87
• diluted	0.48	0.78	0.91	0.87

Consolidated balance sheets and additional ratios

all amounts in millions of euros unless otherwise stated

	June 30,	December 31,	June 30,
	2004	2004	2005
Current assets:
Cash and cash equivalents	2,434	4,349	3,005
Receivables	4,863	4,528	4,911
Inventories	3,738	3,230	4,000
Other current assets	1,050	1,216	963

Total current assets	12,085	13,323	12,879

Non-current assets:
Investments in unconsolidated companies	5,910	5,670	6,031
Other non-current financial assets	1,316	876	924
Non-current receivables	252	227	165
Other non-current assets	2,492	2,823	3,231
Property, plant and equipment	5,394	4,997	5,034
Intangible assets excluding goodwill	1,192	989	1,010
Goodwill	2,581	1,818	2,044

Total assets	31,222	30,723	31,318

Current liabilities:
Accounts and notes payable	3,362	3,499	3,348
Accrued liabilities	3,163	3,307	3,254
Short-term provisions	884	781	783
Other current liabilities	646	627	569
Short-term debt	2,127	961	815

Total current liabilities	10,182	9,175	8,769

Non-current liabilities:
Long-term debt	4,019	3,552	3,651
Long-term provisions	2,014	2,117	2,130
Other non-current liabilities	736	736	756

Total liabilities	16,951	15,580	15,306

Minority interests	327	283	335
Stockholders’ equity	13,944	14,860	15,677

Total liabilities and equity	31,222	30,723	31,318

Number of common shares outstanding (after deduction of treasury stock) at the end of period (in thousands)	1,279,958	1,281,527	1,247,475

Ratios

Stockholders’ equity per common share in euros	10.89	11.60	12.57
Inventories as a % of sales	12.5	10.7	13.3
Net debt: group equity ratio	21:79	1:99	8:92
Net operating capital	9,062	7,192	8,631
Employees at end of period	165,615	161,586	159,709

Consolidated statements of cash flows*

all amounts in millions of euros

	2nd quarter		January to June
	2004	2005	2004	2005
Cash flows from operating activities:
Net income	616	983	1,166	1,100
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation and amortization	418	379	796	741
Impairment of equity investments	1	—	4	—
Net gain on sale of assets	(28)	(760)	(45)	(777)
Unconsolidated companies (net of dividends received)	(423)	(69)	(877)	(2)
Minority interests (net of dividends paid)	11	12	24	18
Increase in working capital/other current assets	(404)	(274)	(640)	(1,081)
(Increase) decrease in non-current receivables/other assets	(63)	(134)	104	(223)
Decrease in provisions	(67)	(92)	(74)	(101)
Other items	1	(8)	8	11

Net cash provided by (used for) operating activities	62	37	466	(314)

Cash flows from investing activities:
Purchase of intangible assets	(16)	(29)	(30)	(43)
Capital expenditures on property, plant and equipment	(350)	(221)	(622)	(447)
Proceeds from disposals of property, plant and equipment	70	40	97	77
Cash from/to derivatives	29	(24)	37	(33)
Proceeds from sale (purchase) of other non-current financial assets	—	2	6	(2)
Proceeds from sale (purchase) of businesses	(40)	920	(58)	846

Net cash (used for) provided by investing activities	(307)	688	(570)	398

Cash flows before financing activities	(245)	725	(104)	84

Cash flows from financing activities:
Increase (decrease) in debt	21	(197)	(191)	(326)
Treasury stock transactions	13	(285)	(34)	(699)
Dividends paid	(460)	(504)	(460)	(504)

Net cash used for financing activities
	(426)	(986)	(685)	(1,529)

Decrease in cash and cash equivalents	(671)	(261)	(789)	(1,445)
Effect of change in consolidations on cash positions	1	—	117	—
Effect of changes in exchange rates on cash positions	(1)	56	34	101
Cash and cash equivalents at beginning of period	3,105	3,210	3,072	4,349

Cash and cash equivalents at end of period	2,434	3,005	2.434	3,005

*	For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Consolidated statement of changes in stockholders’ equity

all amounts in millions of euros

	January to June 2005
				Accumulated other comprehensive income (loss)					Treasury shares at cost
					Unrealized
		Capital			gain (loss) on	Additional	Changes in		To hedge	To cover
		in excess		Currency	available-	minimum	fair value of		share-based	capital	Total
	Common	of par	Retained	translation	for-sale	pension	cash flow		compensation	reduction	stockholders’
	stock	value	earnings	differences	securities	liability	hedges	Total	plans	program	equity
Balance as of December 31, 2004	263	97	19,346	(3,407)	174	(429)	55	(3,607)	(1,239)		14,860
Net income			1,100								1,100
Net current period change				1,011	(6)	(31)	(75)	899			899
Reclassifications into income				17			(13)	4			4

Total comprehensive income (loss), net of tax			1,100	1,028	(6)	(31)	(88)	903			2,003
Dividend payable			(504)								(504)
Purchase of treasury stock									(250)	(500)	(750)
Re-issuance of treasury stock		(54)							105		51
Share-based compensation plans		17									17

Balance as of June 30, 2005	263	60	19,942	(2,379)	168	(460)	(33)	(2,704)	(1,384)	(500)	15,677

Product sectors

all amounts in millions of euros unless otherwise stated

Sales and income from operations

	2nd quarter
	2004			2005
	Sales	Income (loss) from operations		Sales	Income (loss) from operations
		amount	as a % of sales		amount	as a % of sales
Medical Systems	1,428	132	9.2	1,498	157	10.5
DAP	456	46	10.1	461	44	9.5
Consumer Electronics	2,288	53	2.3	2,259	62	2.7
Lighting	1,079	135	12.5	1,116	120	10.8
Semiconductors	1,161	134	11.5	1,088	27	2.5
Other Activities	868	(46)	(5.3)	665	(71)	(10.7)
Unallocated		(98)			(192)

Total	7,280	356	4.9	7,087	147	2.1

	January to June
	2004			2005
	Sales	Income (loss) from operations		Sales	Income (loss) from operations
		amount	as a % of sales		amount	as a % of sales
Medical Systems	2,686	224	8.3	2,783	257	9.2
DAP	849	90	10.6	888	100	11.3
Consumer Electronics	4,299	112	2.6	4,412	108	2.4
Lighting	2,156	300	13.9	2,244	269	12.0
Semiconductors	2,200	203	9.2	2,100	41	2.0
Other Activities	1,721	(103)	(6.0)	1,295	(144)	(11.1)
Unallocated		(252)			(291)

Total	13,911	574	4.1	13,722	340	2.5

Product sectors and main countries

all amounts in millions of euros

Sales and total assets

	Sales		Total assets
	January to June		June 30,
	2004	2005	2004	2005
Medical Systems	2,686	2,783	5,627	5,217
DAP	849	888	888	911
Consumer Electronics	4,299	4,412	2,500	2,627
Lighting	2,156	2,244	2,539	2,678
Semiconductors	2,200	2,100	4,384	3,922
Other Activities	1,721	1,295	7,843	7,819
Unallocated			7,441	8,144

Total	13,911	13,722	31,222	31,318

Sales and long-lived assets

	Sales		Long-lived assets *
	January to June		June 30,
	2004	2005	2004	2005
Netherlands	560	497	1,541	1,472
United States	3,253	3,335	3,984	3,157
Germany	1,106	1,047	595	550
France	892	814	195	193
United Kingdom	552	506	244	191
China	1,436	1,325	386	454
Other countries	6,112	6,198	2,222	2,071

Total	13,911	13,722	9,167	8,088

*	Includes property, plant and equipment and intangible assets

Pension costs

all amounts in millions of euros unless otherwise stated

Net periodic pension costs of defined-benefit plans

	2nd quarter 2005		January-June 2005
	Netherlands	Other	Netherlands	Other
Service cost	52	35	105	64
Interest cost on the projected benefit obligation	140	98	279	190
Expected return on plan assets	(184)	(91)	(368)	(177)
Amortization of unrecognized transition obligation	—	—	—	—
Net actuarial (gain) loss recognized	(7)	9	(14)	20
Amortization of prior service cost	(14)	7	(28)	13
Settlement loss	—	5	—	6
Other	—	—	—	1

Net periodic cost (income)	(13)	63	(26)	117

The net periodic pension costs in the second quarter of 2005 amounted to EUR 66 million, of which EUR 50 million for defined-benefit plans (the Netherlands income of EUR 13 million, other countries cost of EUR 63 million) and EUR 16 million related to defined-contribution plans outside the Netherlands.

Net periodic costs of postretirement benefits other than pensions

	2nd quarter 2005		January-June 2005
	Netherlands	Other	Netherlands	Other
Service cost	4	1	8	2
Interest cost on the accumulated postretirement benefit obligation	5	6	9	12
Amortization of unrecognized transition obligation	1	1	2	2
Net actuarial loss recognized	2	1	3	2
Curtailment loss	—	—	—	—

Net periodic cost	12	9	22	18

Consolidated statements of income in accordance with IFRS

all amounts in millions of euros unless otherwise stated

	2nd quarter		January to June
	2004	2005	2004	2005
Sales	7,280	7,087	13,911	13,722
Cost of sales	(4,851)	(4,798)	(9,298)	(9,304)

Gross margin	2,429	2,289	4,613	4,418

Selling expenses	(1,089)	(1,160)	(2,096)	(2,170)
General and administrative expenses	(357)	(359)	(744)	(700)
Research and development expenses	(615)	(576)	(1,184)	(1,127)
Impairment of goodwill	(14)	—	(14)	—
Restructuring and impairment charges	(36)	(33)	(52)	(78)
Other business income (expense)	51	19	69	42

Income from operations	369	180	592	385

Financial income and expenses	(65)	(58)	(131)	(107)

Income before taxes	304	122	461	278

Income tax (expense) benefit	(91)	72	(139)	25

Income after taxes	213	194	322	303

Results relating to unconsolidated companies, including a net dilution loss of EUR 24 million in the 2nd quarter of 2005 (gain of EUR 156 million in the 1st quarter of 2004)	424	798	875	820

Minority interests	(18)	(12)	(31)	(19)

Net income	619	980	1,166	1,104

Income from operations as a % of sales	5.1	2.5	4.3	2.8

Weighted average number of common shares outstanding (after deduction of treasury stock) during the period (in thousands)
• basic			1,280,034	1,265,804
• diluted			1,283,941	1,267,986

Net income per common share in euros:
• basic	0.48	0.78	0.91	0.87
• diluted	0.48	0.78	0.91	0.87

Consolidated balance sheets and additional ratios in accordance with IFRS all amounts in millions of euros unless otherwise stated

	June 30,	December 31,	June 30,
	2004	2004	2005
Current assets:
Cash and cash equivalents	2,434	4,349	3,005
Receivables	4,863	4,528	4,911
Inventories	3,738	3,230	4,000
Other current assets	518	883	586

Total current assets	11,553	12,990	12,502

Non-current assets:
Investments in unconsolidated companies	5,651	5,441	5,763
Other non-current financial assets	1,316	876	924
Non-current receivables	252	227	165
Other non-current assets	2,115	2,122	2,340
Property, plant and equipment	5,429	5,028	5,063
Intangible assets excluding goodwill	2,380	2,324	2,497
Goodwill	2,178	1,463	1,645

Total assets	30,874	30,471	30,899

Current liabilities:
Accounts and notes payable	3,362	3,499	3,348
Accrued liabilities	3,077	3,231	3,191
Short-term provisions	1,050	976	1,010
Other current liabilities	646	627	569
Short-term debt	2,128	962	816

Total current liabilities	10,263	9,295	8,934

Non-current liabilities:
Long-term debt	4,054	3,583	3,679
Long-term provisions	2,231	2,237	2,128
Other non-current liabilities	913	832	840

Total liabilities	17,461	15,947	15,581

Minority interests	327	285	338
Stockholders’ equity	13,086	14,239	14,980

Total liabilities and equity	30,874	30,471	30,899

Number of common shares outstanding (after deduction of treasury stock) at the end of period (in thousands)	1,279,958	1,281,527	1,247,475

Ratios

Stockholders’ equity per common share in euros	10.22	11.11	12.01

Inventories as a % of sales	12.5	10.7	13.3

Net debt : group equity ratio	22:78	1:99	9:91

Employees at end of period	165,615	161,586	159,709

Reconciliation from US GAAP to IFRS

all amounts in millions of euros unless otherwise stated

Reconciliation of net income from US GAAP to IFRS

	2nd quarter		January to June
	2004	2005	2004	2005
Net income as per the consolidated statements of income on a US GAAP basis	616	983	1,166	1,100
Adjustments to IFRS:
Capitalized product development expenses	157	168	296	331
Amortization of product development assets	(115)	(102)	(204)	(188)
Pensions and other postretirement benefits	(38)	(28)	(75)	(84)
Unconsolidated companies	(6)	(24)	(12)	(24)
Other differences in income	9	(6)	1	(17)
Deferred income tax effects	(4)	(11)	(6)	(14)

Net income in accordance with IFRS	619	980	1,166	1,104

Reconciliation of stockholders’ equity from US GAAP to IFRS

	June 30,
	2004	2005
Stockholders’ equity as per the consolidated balance sheets on a US GAAP basis	13,944	15,677
Adjustments to IFRS:
Product development expenses	1,329	1,600
Pensions and other postretirement benefits	(1,839)	(1,851)
Goodwill amortization	(402)	(399)
Unconsolidated companies	(259)	(268)
Recognized results on sale and leaseback transactions	116	90
Other differences in equity		(2)
Deferred income tax effects	197	133

Stockholders’ equity in accordance with IFRS	13,086	14,980

Reconciliation of non-US GAAP performance measures

all amounts in millions of euros unless otherwise stated

Certain non-US GAAP financial measures are presented when discussing the Philips Group’s performance. In the following tables, a reconciliation to the most directly comparable US GAAP performance measure is made.

Sales growth composition (in %)

	January to June
	Comparable	Currency	Consolidation	Nominal
	growth	effects	changes	growth
2005 versus 2004
Medical Systems	5.7	(2.6)	0.5	3.6
DAP	5.0	(0.4)		4.6
Consumer Electronics	1.8	(0.8)	1.6	2.6
Lighting	5.1	(1.0)		4.1
Semiconductors	(4.3)	(2.5)	2.3	(4.5)
Other Activities	(12.4)	(1.4)	(11.0)	(24.8)

Philips Group	0.7	(1.5)	(0.6)	(1.4)

Composition of net debt and group equity

	June 30,	June 30,
	2004	2005
Long-term debt	4,019	3,651
Short-term debt	2,172	815

Total debt	6,191	4,466
Cash and cash equivalents	(2,434)	(3,005)

Net debt (total debt less cash and cash equivalents)	3,757	1,461

Minority interests	327	335
Stockholders’ equity	13,944	15,677

Group equity	14,271	16,012

Net debt and group equity	18,028	17,473

Net debt divided by net debt and group equity (in %)	21	8
Group equity divided by net debt and group equity (in %)	79	92

Reconciliation of non-US GAAP performance measures (continued)

Net operating capital to total assets

	Philips	Medical	DAP	Consumer	Lighting	Semiconductors	Other	Unallocated
	Group	Systems		Electronics			Activities
June 30, 2005
Net operating capital (NOC)	8,631	3,287	511	232	1,702	2,629	711	(441)
Eliminate liabilities comprised in NOC:
- payables/liabilities	7,927	1,594	339	2,021	748	773	1,109	1,343
- intercompany accounts	—	22	4	63	37	(19)	(136)	29
- provisions1)	2,702	254	57	291	127	227	612	1,134
Include assets not comprised in NOC:
- investments in unconsolidated comp.	6,031	60		20	64	312	5,523	52
- other non-current financial assets	924							924
- deferred tax assets	2,098							2,098
- liquid assets	3,005							3,005

Total assets	31,318	5,217	911	2,627	2,678	3,922	7,819	8,144

1) provisions on balance sheet EUR 2,913 million excluding deferred tax liabilities of EUR 211 million

June 30, 2004
Net operating capital (NOC)	9,062	3,763	528	133	1,641	3,034	359	(396)
Eliminate liabilities comprised in NOC:
- payables/liabilities	7,907	1,566	298	1,990	717	795	1,413	1,128
- intercompany accounts	—	20	6	50	16	29	(92)	(29)
- provisions2)	2,725	245	56	307	131	215	715	1,056
Include assets not comprised in NOC:
- investments in unconsolidated comp.	5,910	33		20	34	311	5,448	64
- other non-current financial assets	1,316							1,316
- deferred tax assets	1,868							1,868
- liquid assets	2,434							2,434

Total assets	31,222	5,627	888	2,500	2,539	4,384	7,843	7,441

2)	provisions on balance sheet EUR 2,898 million excluding deferred tax liabilities of EUR 173 million

Composition of cash flow before financing activities

	2nd quarter		January to June
	2004	2005	2004	2005
Cash flow from operating activities	62	37	466	(314)
Cash flow from investing activities	(307)	688	(570)	398

Cash flow before financing activities	(245)	725	(104)	84

Philips quarterly statistics

all amounts in millions of euros unless otherwise stated; percentage increases always in relation to the corresponding period of previous year

	2004				2005
	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter
Sales	6,631	7,280	7,229	9,179	6,635	7,087
% increase	2	11	3	2	0	(3)

Income from operations	218	356	1,019	14	193	147
as a % of sales	3.3	4.9	14.1	0.2	2.9	2.1

Net income	550	616	1,172	498	117	983
per common share in euros	0.43	0.48	0.92	0.39	0.09	0.78

	January-	January-	January-	January-	January-	January-	January-	January-
	March	June	September	December	March	June	September	December
Sales	6,631	13,911	21,140	30,319	6,635	13,722
% increase	2	7	6	4	0	(1)

Income from operations	218	574	1,593	1,607	193	340
as a % of sales	3.3	4.1	7.5	5.3	2.9	2.5

Net income	550	1,166	2,338	2,836	117	1,100
as a % of stockholders’ equity (ROE)	18.5	19.0	24.5	20.3	3.7	16.3
per common share in euros	0.43	0.91	1.83	2.22	0.09	0.87

	period ending 2004				period ending 2005
Inventories as a % of sales	12.1	12.5	13.4	10.7	11.9	13.3

Net debt : group equity ratio	18:82	21:79	17:83	1:99	8:92	8:92

Total employees (in thousands)	165	166	167	162	161	160

Information also available on Internet, address: www.investor.philips.com
Printed in the Netherlands

Philips CEO updates market at Credit Suisse First Boston Conference

Thursday, June 02, 2005

Barcelona, Spain – Today, Gerard Kleisterlee, President and Chief Executive Officer of Royal Philips Electronics (AEX: PHI, NYSE: PHG), will be giving a presentation at the Credit Suisse First Boston European Technology Conference in Barcelona, Spain, in which he will update the market on Philips’ progress in building a portfolio with greater financial predictability and higher margins. In his presentation, Mr. Kleisterlee will also confirm that Philips is on track to meeting its medium-term targets.

For further information, please contact:
Jayson Otke
Philips Corporate Communications
Tel +31 20 5977215
email jayson.otke@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 160,900 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips announces divestment of Philips Aerospace to Italian Avio group

Tuesday, June 07, 2005

Amsterdam, The Netherlands, Turin, Italy; – Royal Philips Electronics (AEX: PHI, NYSE:PHG) and the Avio Group, a world leader in the field of aerospace propulsion, today announced that the Avio Group has acquired from Royal Philips Electronics an 80% share of the aeronautical operations of Philips Aerospace.

Parties have granted each other irrevocable option rights to acquire, respectively to sell, the remaining 20% of the shares.

Philips Aerospace is located in Eindhoven, the Netherlands, and produces complex components for the world’s leading aerospace manufacturers, such as General Electric, Boeing, Rolls Royce, Lockheed Martin and BAE Systems.

After its divestment from Philips, the new company will be named DutchAero B.V. Philips Aerospace provides work for about 100 employees, who will be transferred to the new company. Financial details of the transaction are not being disclosed.

For further information:
Andre Manning
Philips Corporate Communications
Tel +31 20 59 77 199
email andre.manning@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 160,900 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips reviews performance and growth plans of its Medical Systems business at financial analyst meeting

Wednesday, June 15, 2005

Amsterdam, The Netherlands – Today at a meeting with investors and financial analysts, Royal Philips Electronics (NYSE: PHG, AEX: PHI) will discuss the company’s ongoing progress in building a steadily growing Medical Systems division. Senior management from Philips Medical Systems will also highlight emerging technology trends that continue to reshape the global healthcare market, and how Philips can position itself to expand in this changing market.

Ongoing improvements in Medical Systems

“After completing a series of acquisitions, Philips Medical Systems now has a three-year record of improving financial returns. While we’ve completed integrating these acquisitions, I still see many opportunities to create more value for our shareholders and customers. We expect operational efficiency, innovation and customer support will provide us with additional margin points in a few years,” said Jouko Karvinen, president and CEO of Philips Medical Systems. “As we explore areas for further expansion – either through acquisitions or alliances – we’ll be looking for market, technology and clinical synergies with our existing activities to build an even stronger healthcare business,” Mr. Karvinen added.

In today’s meeting, senior management from Philips Medical Systems will review progress being made in areas of medical imaging like ultrasound, magnetic resonance and X-ray, while highlighting the company’s activities in healthcare IT, global services and in the high-growth Asia Pacific market. Discussions will also address how market drivers and emerging technologies will change the practice of medicine, and how Philips can help drive these trends. Minimally invasive techniques and the field of molecular medicine, for example, have the potential to extend the capabilities of medical technology beyond diagnosing conditions like heart disease and cancer, to treating and preventing such conditions.

Lighter demand expected in consumer markets in the second quarter – commitment to brand campaign maintained

The meeting will end with concluding remarks by Gerard Kleisterlee, president and CEO of Royal Philips Electronics, who will provide an update on current market conditions.

“Economic indicators around the world point to reduced growth rates. Europe in particular is suffering from a weakened consumer retail environment in the second quarter, hampering our growth ambitions in the short term. Against this background, we’re maintaining our commitment to the brand campaign, investing around EUR 75 million in the second quarter,” Mr. Kleisterlee explained.

“In our Other Activities segment, we also expect a deteriorating business performance. Philips will continue to pursue measures to boost the efficiency of its core operations, while continuing to dispose of non-core activities to achieve its medium term goals,” Mr. Kleisterlee added.

For more information on the Medical Systems Analysts’ Day, please visit: www.philips.com/investor.

+ Medical Systems Analyst Day

For further information, please contact:
Jayson Otke
Philips Corporate Communications
Tel +31 20 5977215
email jayson.otke@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 160,900 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips and TPV entered into definitive agreement to create world’s leading display manufacturer

Thursday, June 16, 2005

Amsterdam, The Netherlands and Hong Kong, China, Royal Philips Electronics and TPV Technology Limited today announced they have signed a definitive agreement for the sale and transfer of certain Philips’ monitor and entry level flat screen television business to TPV. This is an important milestone in a process that TPV and Philips initiated with the signing of a Letter of Intent on December 16, 2004, which expressed both parties’ intention to enter into this transaction. The completion of the transaction remains subject to all relevant regulatory and other approvals.

As per the definitive agreement, TPV will take over Philips’ existing OEM monitor business as well as the manufacturing of monitors and entry level Flat TV products that Philips will continue to market and sell under its own brand. Philips is contributing assets and resources to TPV relating to these activities. The combination of TPV and Philips’ monitor and entry level Flat TV business will create a global leader in the monitors and Flat TV assembly market. TPV will become the world’s largest PC monitor manufacturer with annual volume well exceeding 35 million units.

The businesses transferred from Philips to TPV amount to approximately USD 2 billion or EUR 1.6 billion at current exchange rates. This number includes the transfer of EUR 750 million sales on OEM Monitor business to TPV. The remaining EUR 850 million is related to the outsourcing of Philips branded monitor and Flat TV products. Philips will become a substantial shareholder of TPV. Philips and TPV have agreed that Philips’ contribution to TPV represents and is valued at 30% of the enlarged market capitalization of TPV to be settled by 15% newly issued shares in TPV and the remaining value by way of a convertible bond.

For further information, please contact:
Andre Manning
Philips Corporate Communications
Tel +31 20 59 77 199
email andre.manning@philips.com

Shane Tyau
Director, Corporate Finance
TPV
Tel +852 2541 0266
email shanetyau@tpvtechnology.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 160,900 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

About TPV Technology Limited
TPV Technology Limited (HKEX: 0903/SGX: TPV) is a leading solutions provider in monitor display technology. The Group designs and produces a wide range of CRT and TFT-LCD PC monitors for distribution to over 30 countries. TPV’s products add value to customers through cost leadership, timely delivery and superior quality. TPV brands include AOC and Envision. Currently, TPV is the world’s largest TFT-LCD monitor manufacturer and No. 2 for CRT monitor in term of unit shipments. The Company has been listed on both Hong Kong and Singapore stock exchanges since 8th October 1999 and is a component stock of the Strait Times Index of Singapore. TPV ranks 29 in the most recent BusinessWeek’s Info Tech 100 IT companies.

TSMC announcement of filing of ROC SFB and US SEC registration statement enables Philips and Taiwan Development Fund to offer American shares of TSMC

Tuesday, July 05, 2005

Amsterdam, The Netherlands / Hsinchu, Taiwan, July 5, 2005 — Today, TSMC (TAIEX: 2330, NYSE: TSM) filed registration statements with the R.O.C. Securities and Futures Bureau (‘SFB’) and the U.S. Securities and Exchange Commission (‘SEC’) in connection with the possible offering of up to 210 million American Depositary Shares (‘ADSs’) with a maximum total deal size of up to US$1.5 billion on behalf of Royal Philips Electronics (‘Philips’), Taiwan Development Fund and other shareholders. This contemplated offering was approved by TSMC’s Board of Directors on May 10, 2005. Each ADS represents five common shares of TSMC.

The contemplated offering is subject to a certain number of conditions, including all necessary approvals in Taiwan and the United States, and is expected to be completed within 2005.

Currently, Philips holds approximately 4,600 million TSMC shares representing approximately 18.7 percent of TSMC shares. Taiwan Development Fund holds approximately 1,800 million TSMC shares representing approximately 7.3 percent of TSMC shares.

Both Philips and Taiwan Development Fund have agreed not to sell any more TSMC shares at least until the end of 2006 either in the Taiwan or international markets.
This announcement should not be construed as an offer of any securities for sale. Any offering of ADSs in the United States can only be made in accordance with the requirements of the U.S. Securities Act of 1933.

For further information, please contact:
Andre Manning
Philips Corporate Communications
Tel +31 20 59 77 199
email andre.manning@philips.com

J.H. Tzeng
Taiwan Semiconductor Manufacturing Company Ltd.
PR Department Manager
Tel +886-3-6665028
Mobile +886-928-882607
Fax +886-3-567-0121
email jhtzeng@tsmc.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 160,900 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

About TSMC
TSMC is the world’s largest dedicated semiconductor foundry, providing the industry’s leading process technology and the foundry industry’s largest portfolio of process-proven library, IP, design tools and reference flows. The company operates one advanced 300mm wafer fab, five eight-inch fabs and one six-inch wafer fab. TSMC also has substantial capacity commitments at its wholly-owned subsidiary, WaferTech, and its joint venture fab, SSMC. In early 2001, TSMC became the first IC manufacturer to announce a 90-nm technology alignment program with its customers. TSMC’s corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please see www.tsmc.com.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips to acquire healthcare IT company Stentor Inc.

Wednesday, July 06, 2005

Merger strengthens Philips’ presence in the high-growth healthcare information technology market

Amsterdam, The Netherlands and Brisbane, California – Royal Philips Electronics (NYSE:PHG, AEX:PHI) and Stentor Inc. today announced Philips will acquire Stentor, a leading provider of picture archiving and communication systems (PACS) used for storing, managing and distributing digital radiology images throughout hospitals and healthcare facilities. Philips will pay approximately USD 280 million in cash for Stentor Inc. subject to receipt of regulatory approval. Stentor’s shareholders have approved the agreement and transaction.

Stentor expects 2005 sales to grow to approximately USD 50 million and 2006 sales annual growth is projected at 50 % based on the company’s unique “pay-per-study” business model, in which customers pay a fee to view, distribute and store medical images rather than purchase a PACS system. Stentor will be incorporated into the Healthcare IT business of Philips’ Medical Systems division. From its headquarters location in Brisbane, California, Stentor will become the global headquarters of Philips’ overall PACS business.

“Stentor is an exceptional company with very talented people and unique technology that will significantly strengthen our position in healthcare IT. The merger of the Stentor Radiology PACS, the number one in multiple KLAS ratings, and the Philips Cardiology PACS, the “Best Overall Cardiology PACS Vendor” in the June 2005 KLAS report, gives us exactly what we want: world-class technology already recognized and appreciated by our customers, clear and immediate synergies with our imaging business and an opportunity to leverage the Philips world-wide resources. Philips is strongly committed to the support of its current customer base and will work with these users to let them benefit from the Stentor advantages,” said Jouko Karvinen, President and CEO of Philips Medical Systems.

In commenting on the merger, Oran Muduroglu, President of Stentor, said: “In the healthcare industry, Philips is known for its high quality medical equipment and for its commitment to customers – an approach we value. We can now extend Stentor PACS outside of the radiology department and into other areas of the hospital where conditions like cancer and heart disease are treated.” Mr. Muduroglu added: “We are very excited about what this means for all of our current and future customers, as we combine our strengths in image and information management.”

Stentor’s PACS technology can transmit medical images – with full resolution 4 to 16 times faster than any competitor, and with significantly less hardware costs for hospitals. In addition, Stentor’s proven service delivery model and commitment to customer support is well aligned with Philips’ overall strategy of designing the solution around the customer and making it easy for the user to experience.

Independent consultant Ralph Reyes Senior VP of KLAS noted the following: “KLAS is an independent monitor of Healthcare IT vendor performance. Unique to KLAS is that the Healthcare IT performance data we report on originates from only one source: the healthcare provider executive who has been personally interviewed by KLAS. Since the Stentor PACS solution captured our healthcare providers’ attention it has consistently been rated as a leading PACS solution with #1 PACS positions in KLAS Top 20 end of year reports for 2003 (global PACS category) and 2004 (large acute care PACS category). In addition, the 2005 Mid-Year KLAS HIT Top 20 industry report noted Stentor #1 with a rating of 90.55 out of a possible 100 points for the ranked PACS applications. Their consistent high performance, as measured by healthcare executives has been very impressive.”

Acquisition creates leading healthcare IT provider with global reach
By merging with Stentor, Philips – the market leader in patient monitoring systems and the second largest global manufacturer of medical diagnostic imaging and monitoring equipment – can offer hospitals and other customers a complete package of state-of-the-art medical scanners along with Stentor’s best-in-class PACS products to handle the large volumes of imaging data generated by medical scanners.

In addition, Stentor and Philips have highly complementary geographic footprints allowing for more rapid deployment of Stentor’s products into Europe and Asia, while providing Stentor’s US customers with a greater choice of medical equipment. Combined, Philips and Stentor will have PACS installed at over 1,600 healthcare institutions worldwide, and will be second largest in the global PACS market.

Philips and Stentor will continue to pursue their shared vision for healthcare IT
Both Stentor and Philips share a vision of creating a digital hospital environment with electronic health records (EHRs) that provide physicians with on-demand access to all patient data, anytime, anywhere. The healthcare IT market is attractive given that U.S. and European healthcare industries have traditionally underinvested in IT. According to an October 2003 report by the U.S. General Accounting Office, less than 10 percent of hospitals had replaced paper charts with EHR, and the U.S. Center for Medicare & Medicaid estimated that in 2004 less than five percent of U.S. healthcare spending went into IT – much lower than in financial institutions and other service industries.

In 2003, Philips embarked on its vision for healthcare IT through the launch of an alliance with Epic Systems Corporation – a specialist in IT systems for creating an EHR for sharing patient information across hospitals. By merging with Stentor, Philips will be able to equip EHRs with diagnostic quality medical images that can be viewed throughout the hospital and via the Internet.

To read more on PACS and the Healthcare IT market, including images and presentations from today’s press announcement:
+ more details
To find out more about Stentor and its activities, please visit:
+ www.stentor.com

To find out more about Philips Medical Systems, please visit:
+ Medical Systems

For further information, please contact:

Jayson Otke
Philips Corporate Communications
Tel +31 20 5977215
email jayson.otke@philips.com

Heidi Wilson
Philips Medical Systems
Tel +1 978 659 7302
email heidi_wilson@philips.com

Mark Reis
Stentor Inc.
Tel +1 650 228 5384
email mreis@stentor.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 160,900 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

About Stentor
Stentor, Inc. is a leader in the distribution, management, and storage of digital medical images. Through the company’s iSyntax® technology, Stentor has created iSite® PACS for image distribution, radiology reading, and always online long-term storage. In November 2004, Stentor was ranked the #1 PACS vendor in the 2004 industry report from KLAS Enterprises. In July 2004, Stentor was awarded the 2004 PACS Customer Value Enhancement Award from Frost & Sullivan. Stentor is an ISO 13485 certified medical device manufacturer, whose product carries the CE mark and first received 510(k) clearance to market its product from the FDA in October 1999.

About KLAS Enterprises
KLAS is an organization established in 1996 to provide the healthcare information technology (HIT) industry with unbiased factual information on HIT vendor performance. With an average of 19 years in HIT /healthcare experience KLAS executives collect rankings and rating of HIT vendors and personally interview healthcare executives on their HIT vendor experience. KLAS, in concert with hundreds of CIOs and other healthcare professionals, has created a dynamic database of information about the performance of Healthcare Information Technology Software Vendors. This extensive database contains vendor performance data representing over 4500 healthcare facilities, over 3000 clinics with data on 300+ vendors and 500+ different products. KLAS’s performance reports are used by vendors to ensure they are meeting the needs of customers, and by healthcare providers to find out which vendors truly deliver what they promise. For further information contact KLAS Enterprises, LLC at 801-226-5120 or on their Web site www.healthcomputing.com/.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips intends to sell LG.Philips LCD shares

Friday, July 08, 2005

Amsterdam, The Netherlands / Seoul, Korea – LG.Philips LCD Co., Ltd. (“LPL”) (NYSE: LPL, KRX: 034220), in which Royal Philips Electronics (“Philips”) (AEX: PHI, NYSE: PHG) holds approximately 44.6 percent, last night announced that it has filed a Registration Statement with the U.S. Securities and Exchange Commission for a follow-on offering of approximately 26,850,000 primary shares of common stock in the form of American Depositary Shares or ADSs. Included in the Registration Statement is an offering by Philips to sell up to 6,710,000 secondary shares of common stock in the form of ADSs. Each ADS represents one-half of one share of common stock.

Philips may concurrently sell all, or a portion of the common shares as represented by the ADSs it intends to sell in this offering and additional common shares, as common stock on the Stock Market Division of the Korea Exchange. LG Electronics Inc. (LGE) is also considering the sale of a portion of its interest in the Company in the same transaction on the Korea Exchange that will take place concurrently with this offering. Philips and LGE intend to sell the same number of shares so that their respective shareholder ownership interest in the Company following these concurrent sales will remain identical.

The contemplated offering is subject to a certain number of conditions, including all necessary approvals in Korea and the United States, and is expected to be completed in the second half of 2005.

Currently, Philips and LGE each hold 145 million LPL shares representing approximately 44.6 percent of LPL shares.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
For further information, please contact:

Andre ManningPhilips
Corporate Communications
Tel +31 20 59 77 199
email andre.manning@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 161,500 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips sells its remaining stake in Atos Origin

Thursday, July 14, 2005

Amsterdam, The Netherlands – Royal Philips Electronics (AEX: PHI, NYSE: PHG) today announced that it has sold its remaining stake of approximately 10.3 million shares in Atos Origin (Paris: 5173). The transaction, which closed yesterday, will provide Philips with proceeds of approximately EUR 550 million, and will result in a non-taxable gain of approximately EUR 190 million in the third quarter.
Prior to this transaction, Philips’ holding represented 15.4 percent of Atos Origin’s outstanding shares. Following this transaction, Philips no longer has a stake in Atos Origin.

For further information, please contact:
Andre Manning
Philips Corporate Communications
Tel +31 20 59 77 199
email andre.manning@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 160,900 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

Forward-looking statements
Forward-looking statements This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

This announcement is not an offer of securities for sale into the United States. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States, except pursuant to an applicable exemption from registration. No public offering of securities is being made in the United States.